Mail Stop 4561

September 11, 2007

Kevin T. Parker
Chairman, President and Chief Executive Officer
Deltek, Inc.
13880 Dulles Corner Lane
Herdon, VA 20171

>   Re: **Deltek, Inc.**
>   **Amendment No. 1 to the Registration Statement on Form S-1**
>   **Filed August 21, 2007**
>   **File No. 333-142737**

Dear Mr. Parker:

　　　We have reviewed your revised filing and response letters and have the following comments.

Form S-1/A

General

1.　　Please refer to prior comment 1 from our letter dated June 17, 2007. We note the estimated preliminary price range indicated in your supplemental letter dated August 21, 2007. Please tell us whether you intend to use this price range in the prospectus. Please note that the potential price range for offerings at prices below $20 per share may not exceed $2 and the potential price range for offerings at prices of $20 per share or greater may not exceed 10%.

2.　　Please refer to prior comment 3 from our letter dated June 17, 2007. You state that all 7 underwriters named on the cover page are co-managers for the offering. Please revise your disclosure in the Underwriting section to reflect this relationship. Please also supplementally tell us the nature of your contractual obligation with each underwriter and the specific duties being performed by each underwriter with respect to this offering.

Prospectus Summary, page 1

Our Company, page 1

3.   Please refer to prior comment 5 from our letter dated June 17, 2007. The supplemental documentation provided to support your response to our prior comment appears to be based solely on your customer information relating to the consumers in the industries in which you operate, rather than on third-party evaluations or reports. However, the demonstrative value of your relationships with various customers as to your competitive position within these industries remains unclear. If the claims as to brand recognition and market share are based solely on your evaluation of the markets in which you operate, you should revise your statements to indicate that these are your opinions as to such matters.   Please revise or advise.

Our Industry, page 1

4.   Please refer to prior comment 6 from our letter dated June 17, 2007. We note from your response that you are unable to identify the "prominent industry research firm" referenced in the prospectus due to a confidentiality agreement with that firm. Please supplementally tell us the nature of your relationship with this firm. If you are unable to identify this firm in your next amendment, you should remove the reference to such unnamed party and adopt the statements as your own until such time as you are able to identify the firm.

5.   Please refer to prior comment 8 from our letter dated June 17, 2007. Please provide a materially complete description of the leveraged recapitalization and change of control transaction with the New Mountain Funds in April 2005. You should provide a concise overview of the fundamentals of this transaction, including how the purchase was financed and the relative interests of the equity investors. Compare the aggregate and per shares amounts that these investors paid for their equity interests with the implied value of the shares, using the estimated initial public offering price.

Summary Consolidated Financial Data, page 7

6.   We note your response to our prior comment 10 and your revised disclosures in footnote (3) on page 8. Please expand your discussion of stock-based compensation to explain how the type of awards and accounting requirements has impacted the fluctuations in such expense similar to the information provided in your response. Also, revise to include a discussion of the reasons for excluding retention awards as indicated in your response.

7.   We note your response to our prior comment 11 where you indicate that the calculations of adjusted EBITDA, as defined in the Company's current debt covenants, differs from that utilized in the Company's non-GAAP financial measures as the debt covenant

calculations do not exclude the employee retention awards expense incurred specifically in connection with the Company's April 2005 recapitalization. We further note your revised disclosures on page 8 where you indicate that "[o]ur calculation of adjusted EBITDA is also the basis for our calculations to determine compliance with our debt covenants…" With regards to your response and your revised disclosures, please explain the following:

- We note the only reference to EBITDA in your discussion of debt covenants on page 55 is where you indicate that required prepayments on your debt are based in part the ratio of the debt-to-adjusted EBITDA. Further, your disclosures in Note 10 regarding the financial covenants refer only to maximum leverage ratio, minimum interest coverage and minimum fixed charge coverage. Therefore, it is unclear how adjusted EBITDA is the basis for your calculations to determine compliance with your debt covenants. Please explain or if adjusted EBITDA is not a significant factor in the determination of the Company's compliance with your debt covenants, then revise to remove this disclosure from your non-GAAP discussion.
- If you continue to include the reference to your debt covenants in your discussion of non-GAAP measures, then revise to explain how the calculations of adjusted EBITDA as defined in the debt covenants differs from the calculations used in your non-GAAP disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 32

8.   Please refer to prior comment 16 from our letter dated June 17, 2007. We note the revisions to this section in response to our prior comment and continue to believe that you should further expand your disclosure to provide a meaningful discussion of management's perspective on your business. While your revised disclosure makes general references to the factors considered by management in its decision-making, your disclosure does not identify or provide an analysis of the factors that management focuses on in evaluating financial condition and operating performance of your business. For example, you provide some indication of the historical trends associated with sales to new customers versus sales to existing customers, however, you should also discuss the specific operating factors (e.g., revenues, income, gross margins, etc.) your executives considering in evaluating your business condition and operations.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 36

9.   We note from the information provided in response to our prior comment 44 (Tab C disclosures) that the Company has granted additional stock options in July and August 2007. Please revise the table on page 38 to include all stock option grants through the

effective date of the registration statement. Also, update your discussions with regards to the assumptions and methodologies used to value the common stock underlying such grants.

10.   Revise your disclosures to include a discussion of the quantitative and qualitative factors considered in selecting the comparable companies used in your market multiple methodology and the acquisition transactions used in your comparable transaction methodology. Further, confirm that the same comparable companies were used at each valuation date. In this regard, we note your disclosures on page 39 where you state the increased multiples were selected from "within the range of multiples of our set of comparable software companies." If the companies/transactions in your analysis changed with each valuation, then please explain the reasons for the change and how such changes impacted your valuations.

11.   We note your response to our prior comment 43 and the preliminary expected price range as communicated to the Company on August 16, 2007. We understand that this price range is being provided for the limited purpose of responding to the Staff's comments and may be subject to change. However, supplementally reconcile the differences between the valuations as determined by the Company's Board of Directors in conjunction with your stock option grants and the preliminary estimated price range. In particular, please explain why you believe the fair values assessed during July and August 2007 are appropriate considering the estimated IPO price range that was communicated during the same time such options were granted. We understand that upon determination of a definitive offering price range, the Company will provide such disclosures in your Registration Statement. Please keep in mind that the Staff will continue to monitor your response and subsequent disclosures in relation to the changes, if any, to your offering price range.

Internal Control Over Financial Reporting, page 43

12.   We note your response to prior comment 19 where you indicate that the income statement impact of audit adjustments recorded to the Company's 2006 financial statements, excluding adjustments associated with the restatement of the Company's 2005 financial statements, was a reduction in net income of $175,134. We further note your disclosures on page 44 where you indicate that errors identified in testing software revenue during the 2006 audit resulted in an increase to previously reporting revenues for fiscal 2005 of $1.3 million and an increase in net income for 2005 of $0.8 million. Therefore, it would appear that including the impact of the adjustments associated with the restatement of the Company's 2005 financial statements on the 2006 financial statements would result in an additional reduction to net income in 2006 of approximately $800,000 for a total reduction of $975,134. Please confirm and revise your disclosures to include a discussion of the impact the identification of material weaknesses had on the Company's 2006 financial statements.

Results of Operations, page 46

Software License Fees, page 47

13.   Please refer to prior comment 22 from our letter dated June 17, 2007. We note your revisions in response to our prior comment. However, we continue to believe that you should revise your disclosure to quantify each identified component that contributed to each material change in revenues. For example, you currently disclose that the increase in license revenue fees from 2004 to 2005 was primarily the result of sales of version 5.1 of your Costpoint product and the increases from 2005 to 2006 resulted from the continued sales of the new version of your Costpoint product and increased sales of your Deltek Vision applications. You should revise your disclosure to quantify these amounts and provide an analysis as to the percentage of these sales attributable to new customers versus sales to existing customers, as you indicate that increases in volume (rather than price) are primarily responsible for increases in revenue. Similar revisions should be made to your disclosure on changes in consulting services, maintenance and support services and all other revenues.

Credit Agreement, page 55

14.   In your response to prior comment 11, the Company indicates that the disclosures on pages 55-56 have been amended to include a discussion of financial covenants which management must monitor for compliance with your debt agreements. We note your revised disclosures with regards to the non-financial covenants in response to prior comment 25, however, it is not clear where you have included a discussion of the financial debt covenants. In this regard, we note your disclosures in Note 10 where you indicate that financial covenants include a maximum leverage ratio, minimum interest coverage and minimum fixed charge coverage. Please explain where you have included a discussion of these financial covenants in your MD&A disclosures as indicated in your response or revise accordingly.

Management, page 73

Compensation Discussion and Analysis, page 79

2006 Executive Compensation, page 79

Compensation Philosophy, page 80

15.   Please refer to prior comments 2 and 3 from our letter dated June 25, 2007. We note your revised disclosure in this section in response to our prior comments. However, the manner in which your equity-based incentive program fits in with the other elements of your total compensation and impact decisions regarding those other elements remains

unclear. For example, revise to address the awards issued to your named executive officers in fiscal 2006 and how such awards were determined relative to overall compensation. You should also revise to disclose what you mean when you say the equity awards issued in March 2007 were designed to "ensure that equity compensation remains competitive within our industry group" and how these awards will impact overall compensation for your executives in 2007. We also continue to believe that your policies for allocating between cash and non-cash compensation remain unclear in your current disclosure. See Item 402(b)(2)(ii) of Regulation S-K and revise.

Incentive Compensation, page 81

16. Please refer to prior comment 4 from our letter dated June 25, 2007. We note from your response to our prior comment that you have not disclosed quantitative company performance and individual performance targets because you believe it would result in competitive harm to the Company. However, you must either disclose the performance targets referenced or provide us with disclosure responsive to Instruction 4 to Item 402(b), specifically stating how such disclosure would cause competitive harm. Also as noted in our prior comment, non-disclosure of performance targets and individual performance goals must be accompanied by a discussion of more than general statements regarding the level of difficulty, or ease, associated with achieving performance goals either on a corporate or individual basis. In this regard, your current disclosure states only that performance goals and objectives approved for 2006 required "significant effort" on the part of each executive to be met. You should revise to identify the specific individual performance goals or the types of individual goals for each named executive officer in 2006 and those set for fiscal 2007, if known. In discussing how difficult it was/will be for the executive or how likely it was/will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We also believe that you should also revise to more clearly provide insight into the factors considered prior to the awarding of performance-based compensation (including cash compensation components), such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Additional Compensation Actions taken in 2007, page 85

17. Please refer to prior comment 7 from our letter dated June 25, 2007. We note from your response that you have revised your disclosure on page 85 to address our prior comment. However, your disclosure that differences in compensation levels among your executives generally reflect differences in compensation levels among the executives in the in peer group does not sufficiently address our prior comment. Therefore, you should more specifically revise your disclosure to identify the material differences in compensation policies and decisions for your named executive officers. To the extent that there are

material differences in the total compensation paid to your various executive officers, you should disclose the specific reasons for the differences in the amount of compensation. See Section II.B. of SEC Release 33-8732A.

Change in Control Provisions, page 86

18.   Please refer to prior comment 8 from our letter dated June 25, 2007. We note your revised disclosure on page 80 that you have targeted the 50th to 75th percentiles as the appropriate benchmark for each component of compensation. Please clarify the level at you benchmark your change in control provisions similar to that provided in relation to the elements of your compensation program on page 80.

Financial Statements

Note 15. Stock Plans, page F-29

19.   We note your response to our prior comment 47 where you indicate that the information with regards to the fair value of the Company's common stock was not reviewed or passed upon by the independent valuation firm or included upon the authority of, or in reliance upon, the independent valuation firm as an expert as required by Rule 436(b) of Regulation C. Please note that if an expert is referred to <u>in any capacity</u> you are required to disclose the name of the expert and include the expert's consent pursuant to Rule 436(b) of Regulation C. Your reference to the third-party valuation firm and reliance on their reports, <u>even if in part</u>, triggers disclosure of this information. Please revise your filing accordingly.

Note 17. Commitments and Contingencies

Other Matters, page F-32

20.   We note your response to prior comment 48 regarding the C.H. Fenstermaker & Associates lawsuit. Tell us how you considered paragraph 10 of SFAS 5 in concluding that additional discussion of this litigation in the financial statements is not required. Specifically, tell us whether the Company believes there is at least a reasonable possibility that a loss has been incurred. If so, then revise your footnote disclosures to indicate the nature of the contingency and if the amount of the loss cannot be estimated at this time, as you indicated in your response, then state so in your disclosures. Alternatively, tell us why you believe these disclosures are not necessary pursuant to SFAS 5.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (202) 639-7003
        Richard A. Steinwurtzel, Esq.
        Vasiliki B. Tsaganos, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        Telephone: (202) 639-7078